Filed pursuant to Rule 433 Registration Statement No. 333-218604-02 FINANCIAL PRODUCTS FACT SHEET (K1271ABC)

Offering Period: June 3, 2019 – June 27, 2019

Buffered Accelerated Return Equity Securities

Linked to the Performance of the Russell 2000® Index due July 1, 2022

Linked to the Performance of the Nasdaq-100 Index due July 1, 2022

Linked to the Performance of the Dow Jones Industrial AverageTM due July 1, 2022

Product Terms

•	This pricing supplement describes three separate offerings of Buffered Accelerated Return Equity Securities, each of which is a senior unsecured obligation of Credit Suisse. The performance of each offering of the securities will not depend on the performance of any other securities offering.
•	If the Final Level of the applicable Underlying is equal to or greater than its Initial Level, then you will benefit from the leveraged appreciation, if any, of such Underlying, subject to its Underlying Return Cap.
•	If the Final Level of the applicable Underlying is less than its Initial Level but greater than or equal to the Buffer Level, then you will receive the principal amount of the securities you hold at maturity.
•	If the Final Level of the applicable Underlying is less than the Buffer Level, then you will be exposed to any depreciation in such Underlying beyond the Buffer Level.
•	Any payment on the securities is subject to our ability to pay our obligations as they become due.
Issuer*:	Credit Suisse AG (“Credit Suisse”), acting through its London branch.
Trade Date:	Expected to be June 28, 2019
Settlement Date:	Expected to be July 3, 2019
Offerings:	Each security is linked to the performance of a different Underlying.
Underlying	CUSIP	Buffer Level**	Buffer Amount**	Upside Participation Rate**	Underlying Return Cap**
Russell 2000® Index	22552FJC7	82.50% of Initial Level	17.50%	150%	At least 30%
Nasdaq-100 Index	22552FJD5	81.50% of Initial Level	18.50%	150%	At least 30%
Dow Jones Industrial AverageTM	22552FJE3	80% of Initial Level	20%	150%	At least 30%
Redemption Amount:	At maturity, for each $1,000 principal amount of securities, $1,000 x (1 + Underlying Return of the applicable Underlying)
Underlying Return:

For each Underlying, the Underlying Return will be calculated as follows:

If (a) the Final Level is equal to or greater than the Initial Level, then: the lesser of (i) Underlying Return Cap and (ii) Upside Participation Rate x [(Final Level – Initial Level) / Initial Level]; (b) the Final Level is less than the Initial Level but greater than or equal to the Buffer Level, then: zero; or (c) if the Final Level is less than the Buffer Level, then: [(Final Level – Initial Level) / Initial Level] + Buffer Amount.

Initial Level:	The closing level of the applicable Underlying on the Trade Date.
Final Level:	The closing level of the applicable Underlying on the Valuation Date.
Valuation Date:	June 28, 2022
Maturity Date:	July 1, 2022
Fees:	Certain fiduciary accounts may pay a purchase price of at least $996 per $1,000 principal amount of securities. Credit Suisse Securities (USA) LLC and any agent (the “Agents”) may receive varying discounts and commissions of up to $8 per $1,000 principal amount of securities for each offering of the securities. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. CSSU or another broker dealer will forgo some or all discounts and commissions with respect to the sales of securities into certain fiduciary accounts for each offering of the securities.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date for each offering of the securities will be between $960 and $990 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)). These ranges of estimated values reflect terms that are not yet fixed. Single estimated values reflecting the final terms of each offering of the securities will be determined on the Trade Date. See “Selected Risk Considerations” in this pricing supplement.

* As used in this document, references to "we" or "our" are to Credit Suisse AG, as Issuer.

** To be determined on the Trade Date.

Certain Product Characteristics

•	If the Final Level is equal to or greater than the Initial Level, then the Underlying Return will be calculated as follows: the lesser of (i) Underlying Return Cap and (ii) Upside Participation Rate x [(Final Level – Initial Level) / Initial Level]
•	If the Final Level is less than the Initial Level but greater than or equal to the Buffer Level, then the Underlying Return will be: zero
•	If the Final Level is less than the Buffer Level, then the Underlying Return will be calculated as follows: [(Final Level – Initial Level) / Initial Level] + Buffer Amount

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level	Underlying Return (1)	Redemption Amount per $1,000 Principal Amount(1)(2)
50%	30%	$1,300
40%	30%	$1,300
30%	30%	$1,300
20%	30%	$1,300
10%	15%	$1,150
0%	0%	$1,000
−10%	0%	$1,000
−17.50%	0%	$1,000
−18%	−0.50%	$995
−20%	−2.50%	$975
−30%	−12.50%	$875
−40%	−22.50%	$775
−50%	−32.50%	$675
(1)	Assumes a Buffer Level of 82.50%,** Buffer Amount of 17.50%,** an Upside Participation Rate of 150%** and an Underlying Return Cap of 30%**.

(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

Certain Product Risks

•	For each $1,000 principal amount of the securities, you could lose up to $1,000 multiplied by one minus the applicable Buffer Amount. The Redemption Amount will be less than the principal amount of the securities you hold if the Final Level of the applicable Underlying is less than its Buffer Level. In such case, you will be exposed to any depreciation in the applicable Underlying from the Initial Level to the Final Level beyond such Buffer Level. Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms.
•	The securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
•	Each offering of the securities is linked to the performance of a different Underlying. The performance of each offering of the securities will not depend on the performance of any other securities offering and each offering of the securities has independent terms. The Redemption Amount of each offering is independent of any other Redemption Amount. An investment in more than one offering of the securities described in this pricing supplement may result in a combined payout on the securities that is lower or higher than an investment in only one offering of the securities.
•	The probability that the Final Level of the applicable Underlying will be less than its Buffer Level will depend on the volatility of such Underlying.
•	The securities do not pay interest.
•	The maximum Redemption Amount of the securities at maturity for each $1,000 principal amount of securities is $1,000 multiplied by the sum of one plus the Underlying Return Cap.

(See “Additional Risk Considerations” on the next page)

FINANCIAL PRODUCTS FACT SHEET

Offering Period: June 3, 2019 – June 27, 2019

Buffered Accelerated Return Equity Securities

Linked to the Performance of the Russell 2000® Index due July 1, 2022

Linked to the Performance of the Nasdaq-100 Index due July 1, 2022

Linked to the Performance of the Dow Jones Industrial AverageTM due July 1, 2022

Additional Risk Considerations

General Risk Considerations

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.
•	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.
•	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.
•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.
•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.
•	The securities will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other.
•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the applicable Underlying. Your return on the securities will not reflect the return you would realize if you actually owned the equity securities that comprise the applicable Underlying.
•	The U.S. federal tax consequences of an investment in the securities are unclear.

Risk Consideration(s) Associated with Securities Linked to the Performance of the Russell 2000® Index

•	The Russell 2000® Index is subject to the risks associated with small-capitalization companies.

Risk Consideration(s) Associated with Securities Linked to the Performance of the Nasdaq-100 Index

•	Some of the assets included in the Nasdaq-100 Index are issued by foreign companies. Foreign companies may be subject to different political, market, economic, regulatory and other risks than those applicable to domestic companies, including changes in foreign governments, economic and fiscal policies, currency exchange laws or other laws or restrictions.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the pricing supplement, and the “Risk Factors” section of the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated May 31, 2019, Underlying Supplement dated April 19, 2018, Product Supplement No. I–B dated June 30, 2017, Prospectus Supplement dated June 30, 2017 and Prospectus dated June 30, 2017 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000095010319007305/dp107801_424b2-k1271abc.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.